# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: mF International Limited, CIK 0001940941
CUSIP: G6065C113
Title of class of securities: Class B Ordinary Shares, with no par value
Address of issuer's principal executive offices: Unit 1801, Fortis Tower, 77-79 Gloucester Road, Wan Chai, Hong Kong, China (F4), 000000
Date of event which requires filing of this statement: 06/25/2025
Filed by CIK 0002069246
Persons authorized to receive notices and communications: Dawei Yuan, Room 2308, 23/F, The Center, 99 Queen's Road Central, Central, Hong Kong, Hong Kong (K3), 000000, 852 68101055

## Reporting persons
- Fire Lucky Investment Co., Ltd. (CIK 0002069246): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: personal funds (PF); sole voting power 0; shared voting power 9,046,892; sole dispositive power 0; shared dispositive power 9,046,892; aggregate amount beneficially owned 9,046,892 (100% of the class)
  Comment: (1) The percentage is calculated based on 9,046,892 Class B Ordinary Shares of the Issuer outstanding as of April 23, 2025, as reported in the Issuer's annual report on Form 20-F filed with the Securities and Exchange Commission on April 23, 2025.
- Dawei Yuan: type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: personal funds (PF); sole voting power 0; shared voting power 9,046,892; sole dispositive power 0; shared dispositive power 9,046,892; aggregate amount beneficially owned 9,046,892 (100% of the class)
  Comment: (1) The percentage is calculated based on 9,046,892 Class B Ordinary Shares of the Issuer outstanding as of April 23, 2025, as reported in the Issuer's annual report on Form 20-F filed with the Securities and Exchange Commission on April 23, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class B Ordinary Shares, with no par value
Name of issuer: mF International Limited
Address of issuer's principal executive offices: Unit 1801, Fortis Tower, 77-79 Gloucester Road, Wan Chai, Hong Kong, China (F4), 000000
Comment: This Amendment No.1 to Schedule 13D (this "Amendment No. 1") is being jointly filed by Fire Lucky Investment Co., Ltd. ("Fire Lucky") and Dawei Yuan ("Mr. Yuan," together with Fire Lucky, the "Reporting Persons") as an amendment to that certain Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on May 30, 2025 (the "Original Schedule 13D"). Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein without definition have meanings assigned thereto in the Original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

The Closing under the Share Purchase Agreement has taken place on June 25, 2025, and the Seller Shares have been transferred to Fire Lucky by the Seller.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Original Schedule 13D is hereby amended and restated as follows:

As of the date hereof, Fire Lucky beneficially owns directly 9,046,892 Class B Shares, representing 100% of the Issuer's outstanding Class B Shares, or approximately 68.3% of the Issuer's outstanding Ordinary Shares as disclosed in the Form 20-F. Mr. Yuan, as sole director, officer and shareholder of Fire Lucky, indirectly beneficially owns all the Class B Shares held by Fire Lucky.

The above disclosure of percentage information was calculated based on a total of 4,204,775 Class A Shares outstanding and 9,046,892 Class B Shares outstanding as of April 23, 2025, as reported in the Form 20-F.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Original Schedule 13D is hereby amended and restated as follows:

As of the date hereof, the number of shares to which Fire Lucky has:
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 9,046,892 Class B Shares
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition of: 9,046,892 Class B Shares

As of the date hereof, the number of shares to which Mr. Yuan has:
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 9,046,892 Class B Shares
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition of: 9,046,892 Class B Shares
Transactions in the class effected during the past sixty days: Item 5(c) of the Original Schedule 13D is hereby amended and restated as follows: Fire Lucky acquired 9,046,892 Class B Shares from the Seller in accordance with the Share Purchase Agreement, at an aggregate purchase price of US$7,800,000 in cash (i.e., approximately US$0.8622 per share), closing of which has taken place on June 25, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

The Closing under the Share Purchase Agreement has taken place on June 25, 2025, and the Seller Shares have been transferred to Fire Lucky by the Seller.

## Signatures
- Fire Lucky Investment Co., Ltd.: /s/ Dawei Yuan, Dawei Yuan/Director (06/25/2025)
- Dawei Yuan: /s/ Dawei Yuan, Dawei Yuan (06/25/2025)